SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/MF [National Taxpayer’s Registry of the Ministry of Finance] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS

BULLETIN FOR DISTANCE VOTE | ORDINARY SHAREHOLDERS’ MEETING 04/27/2018

1. Shareholder’s name or denomination
2. Shareholder’s National Taxpayer’s Registry (CNPJ) or Individual Taxpayers Register (CPF)
3. Shareholder’s email

4.                  Completion guidelines

This bulletin must be filled in only if the shareholder elects to exercise his/her distance vote right, pursuant to CVM Instruction No. 481/09 (“ICVM 481”).

It is essential that the boxes above be completed with (i) the full name – or company name, as the case may be – of the shareholder; (ii) his/her CPF number – in case of an individual – or CNPJ number – in case of an entity; and (iii) his/her email.

Moreover, in order for this bulletin to be considered valid and the votes cast herein be computed in the quorum of the Ordinary Shareholders’ Meetings:

•         all the boxes below must be duly filled in

•         all pages must be initialed

•         at the end, the shareholder – or his/her legal representative(s), as the case may be and pursuant to the legislation in force – must sign the bulletin

•         the certification of the signatures in the bulletin and, as applicable, its consularization (except for the alternative procedures possibly admitted by reason of international agreements or conventions) and sworn translation shall be required

5.                  Bulletin remittance guidelines

The shareholder who elects to exercise his/her distance vote right may (i) transmit the completion instructions to qualified service providers, as directed below; or (ii) fill in and remit this bulletin directly to the Company.

5.1.            Voting exercise through service providers - distance vote system

Shareholders may transmit the instructions for completing this bulletin to service providers which are able to provide services for collecting and transmitting instructions for completion of bulletin for distance vote, namely:

(i)     shareholder’s custodian, if the shares are deposited in a central depositary; or

(ii)   to Banco Bradesco S.A., as the financial institution contracted by the Company to provide securities bookkeeping services, if the shares are not deposited in a central depositary.

Shareholder who elects to exercise his/her distance vote right through service providers (pursuant to art. 21-B, item II, of ICVM 481/09) must contact his/her custody agents and/or Banco Bradesco S.A. and verify the procedures adopted by them for the issuance of distance vote instructions, as well as the documents and information required by them. The deadline for transmitting the instructions to the service providers is 7 days before the date of the Ordinary Shareholders’ Meeting, that is, April 20, 2018.

5.2.            Remittance of the bulletin directly to the Company

Shareholders may also choose to exercise his/her distance vote right by sending this bulletin directly to the Company. In such event, they must forward this bulletin, duly filled in and together with the documents listed below, to Rua Dr. Renato Paes de Barros, 1017, 4º andar, Itaim Bibi, CEP 04530-001, São Paulo/SP, to the attention of the Investor Relations Department:

(i)     statement indicating the capital ownership in the Company; and

(ii)   certified copy of the following documents:

•        to individuals: identity card with shareholder’s photo

•        to entities: (a) last restated bylaws or articles of association, as the case may be, (b) other documents proving the powers of shareholder’s legal representative(s), pursuant to its bylaws, including, without limitation, minutes of election of directors, officers, powers-of-attorney etc., and (c) identity card with legal representative(s) photo

•        to investment funds: (a) last consolidated fund regulation, (b) bylaws or articles of association of its administrator or manager, as the case may be, with due regard for the fund voting policy, (c) other documents proving the powers of the legal representative(s) of the administrator or manager of the fund, as the case may be, and (d) identity card with legal representative(s) photo

The following identity cards with photo shall be accepted: RG (Identity Card), RNE (Foreigner National Registration Card), CNH (Driver’s License), passport or officially certified professional class card.

The Company requires certification of signature and notarization, consularization (except for the alternative procedures possibly admitted by reason of international agreements or conventions) and sworn translation, as the case may be.

The bulletin, together with the respective documentation, shall be considered only if received by the Company in accordance with the provisions above, up to 7 days before the date of the Ordinary Shareholders’ Meeting, that is, April 20, 2018. Pursuant to article 21-U of ICVM 481/09, the Company shall notify the shareholder if the documents received are sufficient for the vote to be considered valid, or the procedures and deadlines for possible rectification or resubmission.

6.                  Financial institution contracted by the Company for providing securities bookkeeping services

Banco Bradesco S.A.

Address: Prédio Amarelo, Térreo - Cidade de Deus, Vila Yara, Osasco, São Paulo, Brazil, CEP 06029-900

Telephone: (0800) 7011616

Facsimile: (11) 3684-2811

Email: 4010.acecustodia@bradesco.com.br

Contact persons: Sabrina Cerigato Curis and Carlos Augusto Dias Pereira

Ordinary Shareholders’ Meeting
7. Approve managers’ accounts and financial statements for the fiscal year ended December 31, 2017. [ ] Approve [ ] Reject [ ] Abstain
8. Resolve on the appropriation of net profit for the fiscal year ended December 31, 2017, in accordance with the Company’s Management Proposal, in the following terms:
Net Profits	R$ 7,331,968,165.59
Amount allocated to the Tax Incentives Reserve	R$ 1,552,260,808.80
Amount allocated to payment of dividends and / or interest on own capital (gross), declared based on the net profit relating to the fiscal year ended December 31, 2017(1)	R$ 4,712,417,426.89
Amount allocated to the Investments Reserve(2)	R$ 1,177.869,530,89

(1) The total amount allocated to payment of dividends and / or interest on own capital (gross) net of expired dividends was R$ 8,482,560,807.61, of which (i) 4,712,417,426.89 were declared based on the net profit relating to the fiscal year ended December 31, 2017 and (ii) R$ 3,770,143,380.72 were declared based on the balance of the investment reserved created in the previous fiscal years

   (2) Including values relating to (i) reversion of effects of the revaluation of fixed assets in the amount of R$75,880,674.41; e (ii) expired dividends in the amount of R$34,698,926.57, as detailed in Exhibit A.II.

with the consequent ratification of the distributions of dividends and payment of interest over shareholders’ equity made in advance to the shareholders, to debit of the profit for the year of 2017, in the total amount of R$ 8,482,560,807.61, approved by the Board of Directors on the occasions listed below:

(a)                R$ 2,513,076,777.44 in a meeting held on May 16, 2017, being R$ 0.16 per common share, by way of dividends;

(b)               R$ 4,869,768,533.43 in a meeting held on December 1st, 2017, being R$ 0.31 per common share, by way of interest over shareholders’ equity, resulting in a net distribution of R$ 0.2635 per share; and

(c)           R$ 1,099,715,496.74 in a meeting held on December 21, 2017, being R$ 0.07 per common share, by way of dividends.

[   ] Approve        [   ] Reject         [   ] Abstain

9.                  Elect the members of the Fiscal Council and their alternates, for a term that shall end at the Ordinary Shareholders’ Meeting to be held in 2019, in accordance with the Management’s Proposal (the Management Slate):

Candidates

•                James Terence Coulter Wright

•                José Ronaldo Vilela Rezende

•                Emanuel Sotelino Schifferle (alternate)

•                Ary Waddington (alternate)

 [   ] Approve        [   ] Reject         [   ] Abstain

Considering that this slate has only two candidates, none of them will be required to leave the slate to accommodate the separation election under article 161, paragraph 4, of Law No. 6,404/76.

10.              [shareholder may only complete this box if he/she has left box 9 in blank]

Separate election of Fiscal Council’s member and respective alternate by minority shareholders holders of common shares, in the terms of the shareholder’s indication Employees Social Security Savings of Banco do Brasil - PREVI, based on article 161, paragraph 4, item “a”, of Law No. 6404/76, as mentioned in the Management’s Proposal.

•                Aldo Luiz Mendes

•                Vinicius Balbino Bouhid (alternate)

[   ] Approve        [   ] Reject         [   ] Abstain

11.  Determine managers’ overall compensation for the year of 2018, in the annual amount of up to R$ 83,292,928.00, including expenses related to the recognition of the fair amount of (x) the stock options that the Company intends to grant in the year, and (y) the compensation based on shares that the Company intends to realize in the year.

[   ] Approve        [   ] Reject         [   ] Abstain

12.  Determine the overall compensation of the Fiscal Council’s members for the year of 2018, in the annual amount of up to R$ 2,041,187.00, with alternate members’ compensation corresponding to half of the amount received by the sitting members, in accordance with the Management’s Proposal.

[   ] Approve        [   ] Reject         [   ] Abstain

13. In the event of second call of the Ordinary Shareholders’ Meeting, can the voting instructions of this bulletin be also considered for the performance of the Meeting on second call? [ ] Yes [ ] No

City:_____________________________________________________________________

Date:_____________________________________________________________________

Signature:_________________________________________________________________

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2018

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer